15045806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

SEC FILE NUMBER
8- 67110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EVOLUTION CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 YALE AVENUE NORTH, FIRST FLOOR
(No. and Street)

SEATTLE (City) WA (State) 98109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KIRK VAN ALSTYNE 206-676-3889
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH BUNDAY BERMAN BRITTON, P.S.
(Name – *if individual, state last, first, middle name*)

11808 NORTHUP WAY, SUITE 240 (Address) BELLEVUE (City) WA (State) 98005-1959 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tj 3/2/15

OATH OR AFFIRMATION

I, KIRK VAN ALSTYNE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EVOLUTION CAPITAL ADVISORS, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA S. MANSFIELD NOTARY PUBLIC COMMISSION EXPIRES 8-29-16 STATE OF WASHINGTON

Signature

Managing Partner
Title

Donna S Mansfield
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EVOLUTION CAPITAL ADVISORS L.L.C.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2014
INDEPENDENT AUDITOR'S REPORT

SMITH BUNDAY BERMAN BRITTON, P.S.

EVOLUTION CAPITAL ADVISORS L.L.C.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2014
INDEPENDENT AUDITOR'S REPORT

To the Members
Evolution Capital Advisors, L.L.C.
Seattle, Washington

Report of Independent Registered Public Accounting Firm

We have audited the accompanying financial statements of Evolution Capital Advisors, L.L.C., which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Evolution Capital Advisors, L.L.C.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evolution Capital Advisors, L.L.C. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Evolution Capital Advisors, L.L.C.'s financial statements. The supplemental information is the responsibility of Evolution Capital Advisors, L.L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Smith Bunday Berman Britton, P.S.

Bellevue, Washington
February 23, 2015

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

EVOLUTION CAPITAL ADVISORS L.L.C.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS	**2014**
Cash	$26,490
Prepaid expenses	3,224
Investments	1,208,194
Deposits	1,800
Total assets	$1,239,708
LIABILITIES	
Accounts payable	$6,815
Total liabilities	6,815
MEMBERS' EQUITY	1,232,893
Total liabilities and members' equity	$1,239,708

The accompanying notes are an integral part of these financial statements.

EVOLUTION CAPITAL ADVISORS L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

	2014
REVENUES	
Consulting income	$235,000
Unrealized gain on investments - Note 4	505,761
Total revenues	740,761
EXPENSES	
Member compensation	166,400
Member health insurance	27,067
Referral fee expense	5,625
Professional fees	19,952
Occupancy	19,528
Business taxes	4,430
Marketing and promotion	6,535
Communications and data processing	8,851
Other expenses	11,849
Total expenses	270,237
Net income	$470,524

The accompanying notes are an integral part of these financial statements.

EVOLUTION CAPITAL ADVISORS L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

	2014
Cash flows from operating activities	
Net income	$470,524
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
Unrealized gain/loss on investments (non-cash)	(505,761)
Changes in operating assets and liabilities:	
Prepaid expenses and other assets	(1,095)
Accounts payable	(19,279)
Net cash provided by (used in) operating activities	(55,611)
Net increase (decrease) in cash	(55,611)
Cash at beginning of year	82,101
Cash at end of year	$26,490

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Evolution Capital Advisors L.L.C., (the Company or Evolution) was formed on September 14, 2005 (date of inception) for the principal purpose of providing investment banking advisory services targeted at serving entrepreneurial stage technology firms in the western U.S. and Canada. Evolution provides corporate finance services including serving as a placement agent for issuers seeking early institutional capital financing and as an advisor on sell-side mergers and acquisition transactions. The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA).

The Company began planned principal operations during 2006, providing services to customers throughout the greater Northwest. The Company operates from its office in Seattle, Washington.

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Advisory income is composed of fees earned from providing advisory services including retainer (consulting) and success fees. Retainer income is recorded in the month earned. Advance payments are deferred until earned. Success fees are transaction related fees earned from providing introductory and advisory services to companies involved in financing and merger and acquisition activities. Success fees are recorded at the time the transaction is completed, the income is fixed and determinable and collectability is reasonably assured.

On occasion, the Company may receive a portion of its fees for financing transactions in the form of equity securities (warrants) of its clients (subsequently noted as "investments"). These non-cash fees are initially recorded at the fair value of the securities received in exchange for services on the transaction closing date, and related to the financing round to which the Company provided advisory services.

No such non-cash revenues were received in 2014.

NOTE 1 – continued:

Subsequently, these investments are marked-to-market each year, and any increases (or decreases) in value, whether realized or unrealized, are recognized as investment gains (or losses) in the year it occurs. See Note 1 - "Investments" below.

Accounts Receivable

The Company's accounts receivable are due from companies in a variety of industries. Credit is extended on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days of invoicing and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to bad debt expense. The Company generally does not accrue interest on past due receivables. As of December 31, 2014, the Company's investment in receivables over 90 days past due totaled $0 and its allowance for doubtful accounts totaled $0.

Investments

None of the Company's investments are readily marketable at December 31, 2014.

The Company's investments (warrants) are in smaller, less established private companies, which involves greater risk than that generally associated with investments in more established companies. Less established companies tend to have a lower capitalization and fewer resources and, therefore, are more often vulnerable to financial failure. There is additional risk due to the concentration of the Company's investments within similar lines of business, as economic fluctuations would tend to affect the investments in a similar manner. The Company's investments are generally illiquid, non-marketable and long term in nature and there can be no assurance that the Company will be able to realize the value of its investments in a timely manner.

The Company accounts for its investments using the guidance in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement and Disclosures*, which defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

Company investments in equity securities of private companies (warrants) are initially valued at investment cost, determined by the fair value of the securities received in exchange for services on the transaction closing date, and related to the financing round in which the Company provided advisory services.

NOTE 1 – continued:

Subsequently, investments are marked-to-market each year, either using data provided by clients (such as recent private security transactions or related), or using other fair value estimates. Increases (or decreases) in value are recognized as investment gains (or losses) in the year it occurs.

In determining fair value of investments for which observable market prices in active markets do not exist (private investments), the Company uses various valuation approaches based on inputs received from the underlying investment entity, including but not limited to the following: 1) evidence of value based on recent private transactions, 2) evidence such as internal valuations used for the entity's stock-based compensation, 3) market approach (whereby fair value is derived by reference to observable valuation measures for comparable companies such as multiplying a key performance metric of the investee company, such as EBITDA, or Revenue, by a relevant valuation multiple observed in the range of comparable companies or transactions), or 4) other methods such as use of the cost approach, when there is no obtainable knowledge of company financial performance and no recent transactions or events have occurred that would indicate a change in valuation for these early-stage enterprises. These valuation methodologies involve a significant degree of judgment and as such may differ materially from values that would have been used had a ready market for the investments existed.

Certain investments have an associated referral fee obligation that, in the event of redemption of the warrant, would be owed to a third party. Because this referral fee is only payable under these limited circumstances, it is reflected as an impound of the related warrants rather than a liability of the Company.

See Note 4 - Investments for further discussion relating to ASC Topic 820 and the Company's investments.

Equipment

Equipment consists of computer equipment and is stated at cost net of accumulated depreciation. Depreciation is provided using the straight-line method, based on an estimated useful life of three years.

Income Taxes

The Company is a limited liability company that is treated as a partnership for federal income tax purposes, and therefore pays no federal income taxes. The profits and losses of the Company are allocated to its members and included on the members' tax returns.

Tax years subsequent to 2010 are open for audit; however, management believes there are no uncertain tax positions that should be recognized or disclosed in the financial statements.

Concentration of Credit Risk

The Company may maintain bank accounts (certificates of deposit) that are in excess of FDIC insurance limits.

NOTE 1 – continued:

Use of Estimates

In preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include timing of recognition of retainer and success fees, valuation of equity securities of its clients, and the allowance for doubtful accounts.

NOTE 2 – LLC AGREEMENT

The Company was formed as a limited liability company under the laws of the State of Washington and it has a perpetual term. The liability of its members is limited to the extent allowed by law.

The Company is authorized to issue one or more classes of units of limited liability company interest (Units) with specific rights, privileges, preferences and interests as designated by the Board at the time of issuance. The initial authorized units total 100, of which 100 have been issued. Distributions from operations will be made quarterly to members first based on Client Net Cash Flow, as defined in the operating agreement, and then in proportion to their respective Units. Distributions will be made annually in an amount equal to the tax obligations arising from the Company's activities. In all cases, distributions are subject to available cash as determined by of the Board.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which prohibits the Company from engaging in any security transactions at a time when its ratio of "aggregate indebtedness" to "net capital" exceeds 15 to 1, or the minimum "net capital" requirement is not met, as those terms are defined by the rule. The Company is approved to conduct limited securities business under SEC Rule 15c3-1 and therefore has a minimum net capital requirement of the greater of $5,000 or six and two thirds percent (6 2/3%) of aggregate indebtedness. As of December 31, 2014, the Company had net capital of $19,675, which was $14,675 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1 as of December 31, 2014.

NOTE 4 – INVESTMENTS

The Company adopted ASC Topic 820, which establishes a hierarchy for inputs used in measuring fair value, and which maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing investments, developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing the investments developed based on the best information available in the circumstances. The hierarchy is broken down into three levels as follows:

- Level I- Valuations based on quoted prices in active markets for identical investments that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

- Level II- Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly. The types of investments included in this category are publicly traded securities with restrictions on disposition.

- Level III- Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The inputs to determine fair value require significant judgment or estimation by the Company. The types of investments included in this category would be debt and equity securities issued by private entities.

NOTE 4 – continued:

At December 31, 2014 the Company owned the following interests in the equity of its clients (investments), stated at estimated fair value:

	2014
Non-publicly Traded Investments (Private):	Level III
Powerit: Warrants to acquire 136,695 of Series A Preferred Stock, expiration May 2017	$102,658
Treemo: Warrants to acquire 54,816 shares of Series A-1 Preferred Stock, expiration September 2017	12,181
Novinium: Warrants to acquire 103,516 shares of Series C Preferred Stock, expiration March 2018	599,358
Treemo: Warrants to acquire 6,852 shares of Series A Preferred Stock, expiration July 2018	1,523
Root Wireless: Warrants to acquire 252,109 shares of Series B Preferred Stock, expiration November 2019	201,687
Internet Identity: Warrants to acquire 88,953 shares of Series A Preferred stock, expiration October 2023	292,500
Less: referral fees owed upon exercise and redemption of warrants	(1,713)
	$1,208,194

The changes in investments classified as Level III are as follows for the year ended December 31.

Balance beginning of year	$703,433
Sales/distributions	0
Realized and unrealized gains (losses)-net	505,761
Total investments at fair value at December 31, 2014	$1,208,194

NOTE 5 – RETIREMENT PLAN

In 2008, the Company established a Simplified Employee Pension plan (SEP) whereby the Company may make contributions on behalf of its employees and members. Amounts contributed, if any, are at the discretion of the members up to statutory limits. No such contributions were made or accrued in respect of 2014.

NOTE 6 – COMMITMENTS, CONTINGENCIES OR GUARANTEES

Management is not aware of any commitments, contingencies or guarantees that might result in a loss or future obligation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 16, 2015, the date which the financial statements were available to be issued.

EVOLUTION CAPITAL ADVISORS L.L.C.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

Aggregate Indebtedness:	
Total liabilities	$6,815
Aggregate indebtedness	$6,815
Net Capital:	
Member's equity	$1,232,893
Nonallowable assets:	
Other assets	(1,213,218)
Net capital	$19,675
Required Net Capital:	
Ratio test minimum net capital required	$454
Minimum dollar net capital required	$5,000
Excess net capital	$14,675
Ratio of aggregate indebtedness to net capital	.35 to 1.00

Note: The computation of net capital under SEC Rule 15c3-1 as of December 31, 2014 computed by Evolution Capital Advisors L.L.C. in its unaudited Form X-17a-5a, Part IIA as filed with the Financial Industry Regulatory Authority does not differ materially from the above computation, which is based on information derived from its audited financial statements.

The Company is exempt from providing the schedules entitled "Computation of Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3".

To the Members
Evolution Capital Advisors, L.L.C.
Seattle, Washington

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Evolution Capital Advisors, L.L.C. Exemption Report in which (1) Evolution Capital Advisors, L.L.C. identified the following provisions of 17 C.F.R. 15c3-3(k) under which Evolution Capital Advisors, L.L.C. claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) Evolution Capital Advisors, L.L.C. stated that Evolution Capital Advisors, L.L.C. met the identified exemption provisions throughout the period from June 1 through December 31, 2014 without exception. Evolution Capital Advisors, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Evolution Capital Advisors, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Smith Bunday Berman Britton, P.S.

Bellevue, Washington
February 23, 2015

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

EVOLUTION CAPITAL ADVISORS, LLC'S
EXEMPTION REPORT - 2014

EVOLUTION CAPITAL ADVISORS, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R § 240.15c3-3 ("Customer protection – reserves and custody of securities") under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i); i.e. "carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"

2) The Company met the exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) during the period of June 1, 2014 through December 31, 2014 without exception.

EVOLUTION CAPITAL ADVISORS, LLC

I, KIRK VAN ALSTYNE, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

[signature]

By: Kirk Van Alstyne, Managing Principal

2/23/15
(Date)

February 23, 2015

To the Members of Evolution Capital Advisors, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Evolution Capital Advisors, L.L.C., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Evolution Capital Advisors, L.L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Evolution Capital Advisors, L.L.C.'s management is responsible for Evolution Capital Advisors, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger and bank records, noting no differences;
2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers which were comprised of detail activity from the Company's general ledger, noting no differences; and,
4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended and should not be used by anyone other than these specified parties.

Smith Bunday Berman Britton, P.S.

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/14

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 588

B. Less payment made with SIPC-6 filed (exclude interest) (200)

7/14/14
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 388

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 388

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 388

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Embassy Capital Advisors
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 11th day of Feb, 20 15.

Managing Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/14 and ending 12/31/14

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 740,761
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	505,761
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	505,761
2d. SIPC Net Operating Revenues	$ 235,000
2e. General Assessment @ .0025	$ 588

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